

December 29, 2011

Via E-mail
Mr. Andrew N. Langham, Esq.
Icahn Capital LP
767 Fifth Avenue, 47th Floor
New York, NY 10153

> **Re:** **Commercial Metals Company**
> **Amendment No. 3 to Schedule TO-T**
> **Filed by Icahn Capital LP et al. on December 27, 2011**
> **File No. 005-34607**
>
> **Definitive Additional Proxy Soliciting Materials**
> **Filed by Icahn Capital LP et al. on December 27, 2011**
> **File No. 001-04304**

Dear Mr. Langham:

We have reviewed your filing and have the following comments.

General

1. Please disclose the date of the meeting referred to in the first sentence of the press release dated December 27, 2011, as well as the substance of the discussions. Include disclosure regarding what has caused the filing persons to recently conclude that they no longer wish to remain as a minority holder in the company. Please also provide your analysis as to your filing and disclosure obligations under Regulation 13D-G.

2. You state that, if the minimum condition of the tender offer is satisfied, the only thing standing in the way of consummating your tender offer "is the board's refusal to adhere to the wishes of a majority of shareholders." Please revise this statement to refer to the other conditions of your tender offer, many of which are not in the control of the board.

3. You state that, if your tender offer fails, security holders "will still be holding stock that on October 3 sold at only $8.60 per share." Please revise this disclosure to convey the significance of this date to security holders. If you chose this date because it represents the lowest trading price for the company's common stock within a certain period, please state that period, and provide a frame of reference by, for example, stating the highest price at which the company's common stock traded during the same period.

4.   Please qualify your disclosure regarding a "higher bidder" to state that there is not now, and may never be, another bidder, and that if security holders tender as a "show of support" for a sale of the company at the highest price obtainable, they are nevertheless agreeing to sell their shares to you for $15 per share, subject to your disclosed conditions.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                Sincerely,

                                /s/ David L. Orlic

                                David L. Orlic
                                Special Counsel
                                Office of Mergers and Acquisitions